UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

Star Bulk Carriers Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

Y8162K105
(CUSIP Number)

Nobu Su 8F No,126 Sec. 1 Jianguo N Rd. Jhongshen District, Taipei City 104 Taiwan, R.O.C. Tel: 886 2 2175 0247
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 10, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y8162K105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

F5 Capital

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,803,481

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,803,481

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,803,481

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.0%

14.	TYPE OF REPORTING PERSON*

CO
*SEE INSTRUCTIONS BEFORE FILING OUT

CUSIP No.	Y8162K105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Nobu Su

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,803,481

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,803,481

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,803,481

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.0%

14.	TYPE OF REPORTING PERSON*

IN
*SEE INSTRUCTIONS BEFORE FILING OUT

CUSIP No.	Y8162K105

Item 1.	Security and Issuer.

This Amendment No. 1 to Schedule 13D, which amends the statement on Schedule 13D dated December 13, 2007, (the “Original 13D”) relates to the shares of common stock, par value $0.01 (the “Common Stock”), of Star Bulk Carriers Corp., a Marshall Islands corporation (the “Issuer”), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The principal executive offices of the Issuer are located at 40 Ag. Konstantinou Avenue, Aethrion Center, Suite B34, Maroussi 15124, Athens, Greece.

Item 2.	Identity and Background.

(a)	This Schedule 13D is being filed by F5 Capital (“F5”) and Mr. Nobu Su, the Director of F5 (“Nobu Su”, and together with F5, the “Reporting Persons”).

(b)	The principal business address for each of the Reporting Persons is: F5 Capital Campbell Corporate Services Limited Scotia Centre P.O. Box 268 Grand Cayman KY1-1104 Cayman Islands

(c)
The principal business of F5 is to carry on the business of an investment company and for that purpose to invest and deal in securities, including to act as nominee for TMT Co., Ltd. (“TMT”), an affiliate of F5 which maintains an international fleet of shipping carriers.  The principal occupation of Nobu Su is to serve as Chief Executive Officer of TMT.

F5 is wholly-owned by Nobu Su and, as a result, Nobu Su may be deemed to control such entity.  Accordingly, Nobu Su may be deemed to have a beneficial interest in the shares of Common Stock by virtue of F5’s power to vote and/or dispose of the shares of Common Stock.  F5 and Nobu Su disclaim beneficial ownership of the shares of Common Stock except to the extent of their pecuniary interest, if any, therein.

(d)	Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
Neither of the Reporting Persons was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The citizenship of each Reporting Person is as follows: F5: Cayman Islands corporation; and Nobu Su: Citizen of the Republic of China.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds used for the acquisition of the shares of Common Stock consisted of consideration from the sale of eight drybulk carriers by affiliates of the Reporting Persons to the Issuer, as described in Item 4 on the Original 13D.

No borrowed funds were used to purchase the shares of Common Stock, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Original 13D is being amended to report the following:

1.         On June 20, 2008, TMT and certain of its affiliates entered into a private agreement (the “Agreement”) with Oceanbulk Shipping & Trading SA (“Oceanbulk”) to transfer shares of Common Stock in settlement of certain commercial obligations of TMT (which obligations were and are unrelated to the Issuer and its business).  Pursuant to the Agreement, on July 10, 2008, F5 transferred an aggregate of 9,537,645 shares of Common Stock to Glassy Sea Navigation Limited (2,384,411 shares), Legion Finance Inc. (2,384,412 shares), Marquis Shipholding Ltd (2,384, 411 shares) and Venere Shipholding S.A (2,384,411 shares).  Mr. Nobu Su, the sole director and shareholder of F5, is a member of the board of directors of the Issuer.  Petros Pappas, the non-executive Chairman of the Issuer, is also the founder of Oceanbulk.

2.         On July 17, 2008, the Issuer issued to F5 803,481 shares of Common Stock pursuant to the terms of that certain Master Agreement, dated January 12, 2007, as amended, by and among Star Maritime Acquisition Corp., the Issuer and TMT (which agreement was filed as an exhibit to the Original 13D).

The Reporting Persons have acquired their Common Stock of the Issuer for investment. The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below, would relate to or would result in: (a) any extraordinary corporate transaction involving the Issuer; (b) any material change in the present capitalization or dividend policy of the Issuer; (c) any material change in the operating policies or corporate structure of the Issuer; (d) any change in the Issuer's charter or by-laws; (e) the Common Stock of the Issuer ceasing to be authorized to be quoted in the NASDAQ inter-dealer quotation system; or (f) causing the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in items (a) through (f) of the preceding paragraph) or formulate and implement plans or proposals with respect to any of the foregoing.

The Reporting Persons reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should they determine to do so, and/or to recommend  courses of action to management and the shareholders of the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a)
As of the date hereof, F5 may be deemed to be the beneficial owner of 3,803,481 shares of Common Stock, representing approximately 7.0% of the Common Stock outstanding and deemed to be outstanding based upon the Issuer’s Form 20-F filed with the SEC on June 30, 2008.  F5 specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of its pecuniary interest therein.

As of the date hereof, Nobu Su may be deemed to be the beneficial owner of 3,803,481 shares of Common Stock, representing approximately 7.0% of the Common Stock outstanding and deemed to be outstanding based upon the Issuer’s Form 20-F filed with the SEC on June 30, 2008.  Nobu Su specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of his pecuniary interest therein.

(b)
F5 has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 3,803,481 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 3,803,481 shares of Common Stock.

Nobu Su has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 3,803,481 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 3,803,481 shares of Common Stock.

(c)	Other than the disposition described in Item 5(a), no transactions in Common Stock were effected by the Reporting Persons during the past sixty days.

(d)
No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the Shares reported in this Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the matters described herein and on the Original 13D, neither the Reporting Persons nor, to the best knowledge of any Reporting Person, any of the persons listed in Item 2 has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

1. Joint Filing Agreement, by and among the Reporting Persons, dated July 29, 2008

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 29, 2008
F5 CAPITAL By: /s/ Nobu Su Name: Nobu Su Title: Director
By: /s/ Nobu Su Name: Nobu Su

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit 1

Joint Acquisition Statement
Pursuant to Section 240.13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: July 29, 2008
F5 CAPITAL By: /s/ Nobu Su Name: Nobu Su Title: Director
By: /s/ Nobu Su Name: Nobu Su

SK 25767 0001 899930